Via Facsimile and U.S. Mail
Mail Stop 4720

July 1, 2009

John D. Finnegan
Chairman, President and Chief Executive Officer
The Chubb Corporation
15 Mountain View Road
Warren, New Jersey 07059

Re: The Chubb Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 001-08661

Dear Mr. Finnegan:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Invested Assets, page 60

1.   Item 303 of Regulation S-K requires you to discuss, in your Management's Discussion and Analysis, any known trends or any known demands, commitments, events or uncertainties you reasonably expect to have a material favorable or unfavorable impact on your results of operations, liquidity, and capital resources. Statement of Financial Accounting Standards No. 157, Fair

Value Measurements, defines fair value, provides a framework for you to measure the fair value of your assets and liabilities, and requires you to provide certain disclosures about those measurements. Please expand your disclosure on your invested assets to include the following:

a) A general description of the valuation techniques or models you used with regard to your material assets or liabilities. Consider describing any material changes you made during the reporting period to those techniques or models, why you made them, and, to the extent possible, the quantitative effect of those changes.

b) To the extent material, a discussion of the extent to which, and how, you used or considered relevant market indices in applying the techniques or models you used to value your material assets or liabilities. Consider describing any material adjustments you made during the reporting period to the fair value of your assets or liabilities based on market indices and your reasons for making those adjustments.

c) A discussion of how you validate the techniques or models you use. For example, you may wish to discuss whether and how often you calibrate the technique or models to market, back-test, or otherwise validate it.

d) A discussion of how sensitive the fair value estimates for your material assets or liabilities are to the significant inputs the technique or model uses. For example, consider providing a range of values around the fair value amount you arrived at to provide a sense of how the fair value estimate could potentially change as the significant inputs vary. To the extent you provide a range, discuss why you believe the range is appropriate, identifying the key drivers of variability, and discussing how you developed the inputs you used in determining the range.

e) Which financial instruments are affected by the lack of market liquidity (i.e. inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments. For example, to the extent you used a discounted cash flow approach to determine the fair value of a financial instrument such as auction rate securities, loans held for sale, or mortgage-backed securities consider discussing the specific change in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumptions from prior periods.

2. You state that you use brokers or pricing services to assist you in determining fair values. Please consider revising Management's Discussion and Analysis to explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

    a. The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

    b. The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

    c. Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

    d. Whether the broker quotes are binding or non-binding; and

    e. The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Investment Portfolio, page 61

3. Please expand your disclosures to add a table which quantifies the estimated effects on your results of operations of reasonably likely changes in interest rates on your assets and liabilities that are subject to interest rate risk.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661, or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant